UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                              CONCORD CAMERA CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   206156-10-1
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                                 (CUSIP Number)

                            Theodore H. Kruttschnitt
                            1730 South E. Camino Real
                                    Suite 400
                               San Mateo, CA 94402
                                  650-525-9300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206156-10-1             SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Theodore H. Kruttschnitt
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        1,132,600
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,132,600
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,132,600
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.08%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 pages

Item 1. Security and Issuer.

      This statement relates to the common stock, no par value per share ("Common Stock") of Concord Camera Corp. (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida 33021.

Item 2. Identity and Background.

      (a)   The name of the Reporting Person is Theodore H. Kruttschnitt.

      (b) The business address of the Reporting Person is 1730 South El Camino Real, Suite 400, San Mateo, CA 94402.

      (c) The Reporting Person's principal occupation is as an Investor. The Reporting Person conducts his business at 1730 South El Camino Real, Suite 400, San Mateo, CA 94402.

      (d)   Not Applicable.

      (e)   Not Applicable.

      (f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      Not Applicable.

Item 4. Purpose of Transaction.

      Not Applicable.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person directly beneficially owns 1,132,600 shares of the Common Stock representing 5.08% of the issued and outstanding shares of Common Stock of the Issuer.

      (b) The Reporting Person has the sole power to vote all of the 1,132,600 shares of the Common Stock of the Issuer currently owned by him.

                                                               Page 5 of 4 pages

      (c) Since the most recent filing, the Reporting Person disposed of the following shares of the Issuer's Common Stock in broker's transactions:

    DATE OF TRANSACTION         NO. OF SHARES SOLD        PRICE PER SHARE
    -------------------         ------------------        ---------------

        10/24/00                     30,000                  $31.3125
        10/25/00                     25,000                  $31.0000
        10/30/00                    135,000                  $30.1250
        10/31/00                    400,000                  $30.3750
        10/31/00                     10,000                  $30.5000
        11/2/00                      70,000                  $32.0000
        11/3/00                      25,000                  $31.6250

      (d)   Not Applicable.

      (e)   Not Applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable.

Item 7. Material to be Filed as Exhibits.

      Not Applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000


                                          /s/ Theodore H. Kruttschnitt
                                          ------------------------------------
                                          Theodore H. Kruttschnitt